UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A. Public-Held Company with authorized Capital Tax ID (“CNPJ”) No. 06.057.223/0001-71 NIRE 3330027290-9 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 7, 2025 1. Date, Time, and Place: On August 7, 2025, at 09:00 a.m., held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Ayrton Senna Avenue, n. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, ZIP Code 22775-005. 2. Call and Attendance: Call notice given in accordance with the rules of procedure and presence of the totality of the members, namely: Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg and Oscar de Paula Bernardes Neto, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting in resolution 5.1. 3. Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz. 4. Agenda: Analysis and resolution on: (i) the quarterly financial statements and explanatory notes, regarding the period ended on June 30, 2025; (ii) the proposal to issue shares under the Company's stock option program and the respective capital increase; and (iii) the amendments to the Internal Regulations of the Board of Directors. 5. Resolutions: The members of the Board of Directors discussed and resolved the following: 5.1. Analysis and resolution on the quarterly financial information and explanatory notes, regarding the period ended on June 30, 2025: the quarterly financial information and explanatory notes, with the draft of the independent auditor's special review report, regarding the period ended on June 30, 2025, were presented. After discussions, based on the favorable recommendation of the Audit Committee and the draft report without reservations of the independent auditors, the members of the Board of Directors, unanimously and without reservations, resolved to approve the quarterly financial information and explanatory notes regarding the period ended on June 30, 2025. Subsequently, the members authorized the Company's Executive Board to take all necessary measures for the disclosure of the quarterly financial information hereby approved pursuant to applicable law and regulations. 5.2. Analysis and resolution on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase: The members of the Board of Directors discussed the Company’s Stock Option Plan approved in the Extraordinary Shareholders’ Meeting held on December 31, 2020 (“Stock Option Plan”) and resolved unanimously and without reservations: As a consequence of the exercise of options pertaining to the Series B9 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$ 11,910.14 (eleven thousand, nine hundred and ten reais and fourteen cents), by means of the issuance of 1,191,014 (one million, one hundred and ninety-one thousand and fourteen) common shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Stock Option Plan. According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company. In view of the above, the Company’s capital stock is amended from the current R$ 1,455,770,100.32 (one billion, four hundred and fifty-five million, seven hundred and seventy thousand, one hundred reais and thirty-two cents) to R$1,455,782,010.46 (one billion, four hundred and fifty-five million, seven hundred and eighty-two thousand, ten reais and forty-six cents) fully subscribed and paid-in, divided into 1,353,436,199 (one billion, three hundred and fifty-three million, four hundred and thirty-six thousand, one hundred and ninety-nine) common shares with no par value. 5.3. Analysis and resolution on the amendments to the Internal Regulations of the Board of Directors: The members of the Board of Directors, based on the favorable recommendation of the Corporate Governance, Sustainability and Nomination Committee resolved, unanimously and without reservations, to approve the amendments made to the Internal Regulations of the Board of Directors. 6. Approval and signatures of the minutes: With no further matters to be discussed, these minutes were drawn up, and subsequently read, approved, and signed by all. Rio de Janeiro, August 7, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Attending Members of the Board of Directors: Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg, and Oscar de Paula Bernardes Neto. Rio de Janeiro, August 7, 2025. These minutes are a true copy of the original drawn-up in the proper book. _______________________________ Tamara Rafiq Nahuz Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.